Exhibit 4.14

English Summary

Framework agreement on the

performance of confirmatory

diagnostics for SARS-CoV-2

This Agreement (hereinafter referred to as the “Service Agreement”) is entered into between:

21Dx GmbH, with the address at Kreillerstraße 210, 81825 München, Germany (“Customer”)

and

Centogene GmbH (“CENTOGENE”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.	Subject Matter of the Contract

Customer is the main contractor of the Berlin Senate due to a tender won to establish and operate state-run test centers in Berlin to carry out so-called antigen "citizen tests". The parties undertake to establish a cooperation in carrying out publicly billed PCR tests in those state-run test centers for eligible persons according to the Regulation on the entitlement to be tested with regard to a direct determination of the pathogen of the coronavirus SARS-CoV-2 (Coronavirus-Test-Verordnung - TestV).

2.	Scope of Services

Amongst other obligations, CENTOGENE together with its laboratory partner are responsible for the provision of laboratory analysis to conduct PCR tests for SARS-CoV-2 whereas Customer shall be responsible for taking throat swabs, logistics and the operation of CENTOGENE’s web portal to link and register samples.

3.	Obligations of CENTOGENE

Obligations include, among other things,

i.	performance of laboratory analysis tests
ii.	delivery of swabs and labels to link samples within the web portal
iii.	notification of results to test persons and to public health offices in case of positive tests
iv.	support of Customer with documentation requirements in case of billing checks by public

4.	Remuneration

The test kits as well as the access to the web portal are provided to Customer free of charge. As for the laboratory analysis and the throat swabs both parties shall invoice their services and costs separately from each other with the public cost unit according to the Regulation on the entitlement to be tested with regard to a direct determination of the pathogen of the coronavirus SARS-CoV-2 (Coronavirus-Test-Verordnung - TestV).

5.	Term and Termination

The term of the Service Agreement commenced on June 26, 2021 and expires on March 31, 2022